
07007146

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC File Number
8-29234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **July 1, 2006** and ending **June 30, 2007**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Ward's Financial Services, LTD

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
14720 S. Will-Cook Road
(No. and Street)

Homer Glen	Illinois	60491
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Richard M. Ward, Principal (708) 645-1850
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
AUG 2 2007
WASH. D.C. SECTION
160

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Richard M. Ward**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Ward's Financial Services, LTD as of **June 30, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Richard M Ward
Signature

Principal
Title

Linda A. McCarthy
Notary Public


Official Seal
Linda A McCarthy
Notary Public State of Illinois
My Commission Expires 12/29/2009

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

WARD'S FINANCIAL SERVICES, LTD.

(A Sole Proprietorship)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2007


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2007
WASH, D.C.
160
SECTION

WARD'S FINANCIAL SERVICES, LTD.

TABLE OF CONTENTS


Virchow Krause
& company

INDEPENDENT AUDITORS' REPORT

Ward's Financial Services, Ltd.
Homer Glen, Illinois

We have audited the accompanying financial statements of Ward's Financial Services, Ltd. (A Sole Proprietorship), as of and for the year ended June 30, 2007, as listed in the table of contents, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Proprietorship's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ward's Financial Services, Ltd. (A Sole Proprietorship) as of June 30, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

August 27, 2007
Chicago, Illinois

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF FINANCIAL CONDITION
June 30, 2007

ASSETS

Cash and Cash Equivalents	$	721,927
Total Assets	$	721,927

LIABILITIES AND PROPRIETOR'S EQUITY

Liabilities	$	272
Proprietor's Equity		721,655
Total Liabilities and Proprietor's Equity	$	721,927

See accompanying notes to financial statements.

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF INCOME
For the Year Ended June 30, 2007

REVENUES		
Mutual fund commissions	$	49,492
Securities commissions		30,607
Interest income		20,815
Total Revenues		100,914
EXPENSES		
Computer expense		805
Telephone/wire costs		3,831
Operating expenses		9,474
Postage		112
Regulatory fee		1,125
Dues and subscriptions		1,125
Audit fees		4,704
Supplies		4,154
Total Expenses		25,330
NET INCOME	$	75,584

See accompanying notes to financial statements.

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF CHANGES IN PROPRIETOR'S EQUITY
For the Year Ended June 30, 2007

BALANCE, JULY 1, 2006, as restated	$	784,571
Net Income		75,584
Proprietor's Draw		(138,500)
BALANCE, JUNE 30, 2007	$	721,655

See accompanying notes to financial statements.

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 75,584
CASH FLOWS FROM FINANCING ACTIVITIES	
Proprietor's Draw	(138,500)
NET DECREASE IN CASH	(62,916)
CASH AND CASH EQUIVALENTS, Beginning of Year	784,843
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 721,927

See accompanying notes to financial statements.

WARD'S FINANCIAL SERVICES, LTD.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended June 30, 2007

NOTE 1 – NATURE OF OPERATIONS

Ward's Financial Services, Ltd. (the "Proprietorship") operates as a sole proprietorship. The Proprietorship collects commissions on sales of mutual funds and other securities. The trades are cleared through Mesirow Financial, Inc., which acts as the clearing agent, on a fully disclosed basis. No monies are received directly by the Proprietorship for these trades. Securities transactions are recorded on a trade date basis. Revenues are recorded when income is earned.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the sole proprietor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Federal and state income taxes have not been provided as the sole proprietor is liable for such tax payments.

Expenses

Expenses are recorded as incurred. The sole proprietor operates other businesses from the same location as the securities business. Expenses are shared with those other businesses. No payrolls are maintained by the Proprietorship, although the Proprietorship issues draws to the sole proprietor, and only those expenses the proprietor considers related to the securities business are reported in these financial statements.

Concentration of Credit Risk

The Proprietorship had cash balances in excess of $100,000 FDIC limits as of June 30, 2007. The Proprietorship has not experienced losses on these accounts and the sole proprietor believes the Proprietorship is not exposed to significant risk on such accounts.

Cash and Cash Equivalents

For the purposes of reporting cash flows, cash and cash equivalents are defined as deposits with banks, money market funds, certificates of deposit, and United States treasury bills purchased with maturities of three months or less, and cash on hand.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassifications had no effect on reported income or the calculation of net capital.

NOTE 3 –RESTATEMENT

The Proprietor is correcting the financial statements to reflect $250,000 previously shown as leasehold improvements as proprietor draw.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Proprietorship is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of a minimum dollar net capital, as defined, of $50,000. This is the applicable minimum net capital because $50,000 is greater than 6-2/3% of total aggregate indebtedness, as defined. At June 30, 2007, the Proprietorship excess net capital was $664,510.

WARD'S FINANCIAL SERVICES, LTD.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2007

TOTAL PROPRIETOR'S EQUITY	$	721,655
ADDITIONS		
Subordinated Liabilities		-
DEDUCTIONS		
Haircuts - Other Securities		(7,145)
NET CAPITAL	$	714,510
AGGREGATE INDEBTEDNESS		
Total Liabilities	$	272
Unrecorded Additions		-
TOTAL AGGREGATE INDEBTEDNESS	$	272
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0381%
MINIMUM CAPITAL REQUIREMENT		
The greater of 6 2/3% of Total Aggregate Indebtedness		18
Minimum dollar net capital requirement	$	50,000
REQUIRED NET CAPITAL	$	50,000
TOTAL NET CAPITAL	$	714,510
MINIMUM NET CAPITAL REQUIREMENT		50,000
EXCESS NET CAPITAL	$	664,510

WARD'S FINANCIAL SERVICES, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2007

No computation of reserve requirements has been made because Ward's Financial Services, Ltd. is exempt from these requirements pursuant to paragraph (k)(2)(ii). The Proprietorship does not carry customers' accounts on its books, and all customer transactions are cleared through another broker-dealer (Mesirow Financial, Inc.) on a fully-disclosed basis.

WARD'S FINANCIAL SERVICES, LTD.

COMPUTATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2007

No computation for possession or control requirements has been made since Ward's Financial Services, Ltd. is exempt from these requirements pursuant to paragraph (k)(2)(ii). The Proprietorship does not carry customers' accounts on its books, and all customer transactions are cleared through another broker-dealer (Mesirow Financial, Inc.) on a fully-disclosed basis.

WARD'S FINANCIAL SERVICES, LTD.

RECONCILIATION
PURSUANT TO RULE 17a-5(d)(4)
June 30, 2007

	RULE 15c3-1	
	Net Capital	***Total Aggregate Indebtedness***
AS REPORTED BY WARD'S FINANCIAL SERVICES, LTD. IN THE UNAUDITED FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE ("FOCUS") REPORT PART II A:		
Net Capital	$ 714,510	$ -
Total Aggregated Indebtedness	-	272
Total Audited Balances	$ 714,510	$ 272


Virchow Krause
& company

REPORT ON INTERNAL CONTROL

Ward's Financial Services, Ltd.
Homer Glen, Illinois

In planning and performing our audit of the financial statements of Ward's Financial Services, LTD. (the "Sole Proprietor") as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Sole Proprietor's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Sole Proprietor's internal control. Accordingly, we do not express an opinion on the effectiveness of the Sole Proprietor's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Sole Proprietor including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Sole Proprietor does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Sole Proprietor in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Sole Proprietor is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Sole Proprietor has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Sole Proprietor's practices and procedures, as described in the second paragraph of the report, were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Sole Proprietor, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Virchow Krause + Company, LLP

Chicago, Illinois
August 27, 2007

END